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                           VIMPELCOM ANNOUNCES RECEIPT
                      OF REISSUED VIMPECOM-REGION LICENSES


Moscow and New York (May 20, 2005) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) announced that it received mobile GSM operating telecommunications licenses for the
Central, Siberian, Volga, South and Northwest super-regions of Russia. Simultaneously, VimpelCom received licenses to provide data transmission, telematics and IP telephony. These licenses were previously held by VimpelCom-Region, which merged with and into VimpelCom on November 26, 2004. The licenses' terms and conditions are set in accordance with the List of License Terms and Conditions for rendering telecommunications services approved by the Russian Government on February 18, 2005. The start-of-service dates and duration of the licenses are unchanged including the expiry dates, which are April 28, 2008 for the Central, Siberian, Volga, South super-regions, and September 12, 2012 for the Northwest super-region. There is a direct reference in each of the new licenses that it was granted as a result of the re-issuance of VimpelCom-Region's license.

As reported previously, the decision to reissue the licenses was made by the Federal Service for Surveillance in the Field of Telecommunications (which is part of the Ministry of Information Technology and Communications of the Russian Federation) on March 30, 2005.

Work to reissue the frequencies and other permissions related to these licenses is under way. Since the merger of VimpelCom-Region into VimpelCom, VimpelCom, as the legal successor, has been using the frequencies and other permissions previously held by VimpelCom-Region.

VimpelCom is a leading international provider of telecommunications services, operating under the "Beeline" brand in Russia and Kazakhstan. "K-mobile" and "EXCESS" brands continue being used in Kazakhstan as well. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's shares are listed on the NYSE under the symbol "VIP".

This form 6-K contains "forward-looking statements", as the phrase is defined in
Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the re-issuance to VimpelCom of the frequencies and permissions related to the licenses formerly held by VimpelCom-Region. There can be no assurance that these related frequencies and permissions will be reissued to VimpelCom in a timely manner, on the same terms as the existing frequencies and permissions or at all. If any of these situations occur, they could have a material adverse effect on VimpelCom's business and results of operations, including causing VimpelCom to cease providing mobile services to some or all of the Russian regions outside of the Moscow license area and/or resulting in an

                                    - more -

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VimpelCom Announces Receipt of Reissued VimpelCom-Region Licenses
Page 2 of 2

event of default under the majority of VimpelCom's outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this form 6-K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                  Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                             Financial Dynamics
Tel: 7 (095) 974-5888                          Tel: 1 (212) 850 5600
Investor_Relations@vimpelcom.com               mpolyviou@fd-us.com